Exhibit 1

FOR IMMEDIATE RELEASE	29 June 2010

WPP

ANNUAL GENERAL MEETING TRADING UPDATE
FOR FIRST FIVE MONTHS OF 2010

REPORTED REVENUES UP 1.8%

CONSTANT CURRENCY REVENUES UP 2.2%

LIKE-FOR-LIKE REVENUES UP 2.0%

IN FIRST FIVE MONTHS REVENUES, PROFITS AND OPERATING MARGIN WELL AHEAD OF BUDGET AND LAST YEAR

The following statement was made by the Chairman at the Company’s 38th Annual General Meeting held in Dublin at noon today:

“First, a few comments on current trading over the first five months of this year.

On a reportable basis, worldwide revenues were up 1.8%. In constant currencies, revenues were up 2.2%, principally reflecting the comparative weakness of the US dollar and Euro against the pound sterling. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 2.0%.

Year-to-year comparisons continue to improve, with like-for-like revenue growth showing sequential improvements for the first five months, and with May revenue growth of well over 5%.

As in the first quarter, the United States has continued to show remarkably strong like-for-like growth, continuing in April and May, with combined revenue growth of over 7% and well over 5% year to date. The United Kingdom has also shown continuous improvement this year, with revenue growth in both April and May well over 4%. Continental Europe overall was flat, although Eastern Continental Europe showed revenue growth for the first five months of over 1%. Western Continental Europe, however, remains difficult, with revenue down slightly in the first five months, with France and the Netherlands the most challenging. However, Germany and Belgium performed relatively better, especially in April and May, with Italy also showing signs of improvement. In Eastern Continental Europe, Russia and the Czech Republic performed well, with revenue growth in the first five months of over 12% and almost 7% respectively. In Asia Pacific, Australia and New Zealand are still the most affected, but Japan appears to have stabilised, and more, with growth in April and May and growth, as a result, year to date. South East Asia has shown sequential monthly improvement for the last three months, with growth in May of almost 13%.  Asia-Pacific growth has been driven by Greater China, India, Singapore and Japan. Revenue growth in mainland China is over 7% in the first five months, with India even stronger at almost 12%.

AGM – Trading Statement

By communications services sector, other than advertising and media investment management, all sectors are showing very similar like-for-like revenue growth at 2.0% or just over, with advertising and media investment management slightly lower at 1.7%, although media investment management was stronger. As in the first quarter, branding and identity, healthcare and specialist communications (including direct, digital and interactive) continues to show relatively stronger growth at over 2.0%, followed by consumer insight at slightly over 2.0% and public relations and public affairs at 2.0%. There has been a marked recovery in our advertising and media investment management businesses in the last two months, with combined growth of almost 5.0% and as noted above, year to date growth of 1.7%, compared with -0.9% in the first quarter. Our global advertising businesses (including “soggy” Western Europe) returned to growth in May, the first time since November 2008. Consumer insight revenues have also strengthened markedly in the last two months, up well over 5%.

As in the first quarter, revenues, profits and operating margins were well above budget and all three measures, including revenue, are ahead of last year, despite continued similar levels of severance in the first five months of 2010, compared with the first five months of 2009. The improvement in profitability has also helped refill incentive pools. As noted in the first quarter Trading Update, actual revenues were 3% above budget for the first quarter and after five months this gap has increased further. As mentioned in previous announcements, the Group budgeted flat revenue overall for 2010, with the benefit of hindsight, somewhat conservatively.

Our first quarter revised forecasts show that, on a like-for-like basis, the improvement in revenues, compared with budget, seen in the first five months, will continue for the balance of year, with full year like-for-like revenue growth of around 2%. During a very tough 2009, the number of people in the business was reduced by 12% and as comparative revenues have started to improve, headcounts have consequently started to increase, particularly in faster growing markets. Overall headcount is up slightly over 1% at the end of the five months following January 1, 2010 and operating companies have released salary increases where deemed necessary, to ease last year’s pressures.

For the remainder of 2010, the focus will continue to be on ensuring that the benefits of stabilisation and now growth in revenues, and the significant cost actions taken during 2009, continue to be reflected in operating profitability. We have now seen like-for-like revenue growth in March, April and May, with the first two months of quarter two up almost 5%, partly reflecting easier comparatives. At this stage we expect this trend to continue, as the mini-quadrennial events of the Winter Olympics in Vancouver, Asian Games in Guangzhou, the FIFA World Cup in South Africa, the IPL cricket league and Commonwealth Games, both in India, The World Expo in Shanghai and the United States mid-term Congressional elections, have a positive effect on the Group’s revenue growth and may add 1% to industry-wide growth.

AGM – Trading Statement

However, we have to continue to be cautious – there are fears of Eurozone contagion from Greece, Portugal, Spain and Ireland to other parts of Europe; fears of the impact of the UK Government’s new austerity programmes; fears of similar austerity programmes in France and Italy; and fears of the withdrawal of fiscal stimulus in Germany. Perhaps most important of all, fears for US growth later this year, as comparatives get more difficult and next year as the Bush tax cuts end, together with the postponement of any withdrawal of the US fiscal stimulus and its impact on the deficit and as taxes rise on corporate profits. Perhaps an alternate approach will be more attractive, as politicians inflate their way out of a potential crisis, leading to increased inflation and interest rates.

Average net debt for the first five months of this year was £3.121 billion, compared to £3.391 billion in 2009, at 2010 exchange rates, a reduction of £270 million. Currently, free cash flow amounts to over £900 million, or $1.3 billion per annum. Possible uses of funds include capital expenditure, mainly on information technology and property, which is expected to remain equal to or less than the depreciation charge in the long-term.

On other uses, in the first five months of 2010, the Group made a number of small acquisitions or increased equity interests in advertising and media investment management in Poland, Israel, Brazil, and Colombia; in public relations and public affairs in Germany and Poland; in direct, digital and interactive in the United States, the United Kingdom, Germany and Brazil. In the first five months of 2010, 4.5 million shares were purchased at a cost of £28.6 million and an average price of £6.42 per share.

Professionally, the parent company’s objectives continue to be to encourage greater co-ordination and co-operation between Group companies, where this will benefit our clients and our people, and to improve our creative product. As both multi-national and national clients seek to expand geographically, while at the same time seeking greater efficiencies, the Group is uniquely placed to deliver added value to clients with its coherent spread of functional and geographic activities.

To these ends we continue to develop our parent company talents in five areas: in human resources, with innovative recruitment programmes, training and career development, and incentive planning; in property, which includes radical re-design of the space we use to improve communication, as well as the utilisation of surplus property; in procurement, to ensure we are using the Group’s considerable buying power to the benefit of our clients; in information technology, to ensure that the rapid improvements in technology and capacity are deployed as quickly and effectively as possible; and finally in practice development, where cross-brand or cross-tribe approaches are being developed in a number of product or service areas: media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retail, entertainment and media, financial services, and hi-tech and telecommunications.

AGM – Trading Statement

In addition, we seek to continue to improve our creative product in as broadly defined a sense as possible, by recruiting, developing and retaining excellent talent, acquiring outstanding creative businesses, recognising and celebrating creative success. In this connection we are delighted to announce (provisionally), a record haul of 177 Lions at this year’s Cannes Lions, 62% up on last year and very close to first group position overall.

It has been a pretty bumpy ride – and it is not over yet.  Nor, in one sense, will it ever be over. There is never a time in a competitive market such as ours when our companies can sit back and relax and let the business roll in. To continue to win means continuing to compete – every day, all the time.

But one of the very few benefits of the turbulent times we live in is the reminder they provide of an easily forgotten basic truth:  if you do what you are paid to do outstandingly well, everything else will follow.

You do not retain valued clients by trying to retain them; you retain them by doing outstanding work. You do not make more money by trying to make more money; you make more money by doing outstanding work.  You do not win creative awards by trying to win creative awards; you win them by doing outstanding work.  And so on and so on.

And never has this primitive truth been better tested and proved than over the last couple of years. That this company is alive and well and winning can be attributed quite simply to outstanding work. Yes, of course, there have been necessary and painful cost adjustments; but cutting costs can only take you so far. The rewards for delivering outstanding work are limitless.

In the case of this company, that work has been delivered by tens of thousands of individual talents – working together, working alone, working as teams, working in collaboration across companies, and in all our divisions. There is no neat metric for the measurement of imagination profitably applied – so I am afraid I cannot report that the overall creativity index for WPP, on a year-on-year basis, has increased by 18.7 per cent.  But I can report that this company’s current state of health is not simply the result of some mysterious top-down discipline called management:  it’s the result of the outstanding work that those tens of thousands of inventive individuals have delivered for their clients.

AGM – Trading Statement

So on behalf of all our share owners, as well as our management, I would like to take this opportunity to register our great appreciation and gratitude to every single one of them.”

For further information, please contact:

Sir Martin Sorrell                                }
Paul Richardson                                }           44 (0) 20 7408 2204
Feona McEwan                                  }

Fran Butera                                           (1) 212 632 2235

www.wpp.com

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company’s independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.